Exhibit 99.1

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO
U.S. NEWSWIRE SERVICES

Response Biomedical Corporation Announces
$8 Million Rights Offering

FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 14, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announces that it has filed a preliminary prospectus in respect of a proposed shareholder rights offering (the (“Offering”). Under the Offering, Response will seek to raise up to approximately $8 million. The proceeds from the Offering will be used for funding Response’s continued product development, sales and marketing initiatives, working capital, operating losses and other general corporate purposes.

Under the proposed terms of the Offering and subject to any restrictions imposed by applicable securities laws, each shareholder would be entitled to receive a certain number of rights for each common share held. Response expects that each whole right will be exercisable for one (1) unit (each, a “Unit” and collectively, the “Units”), with each Unit consisting of one common share and one common share purchase warrant (each, a “Warrant” and collectively, the “Warrants”). The price to acquire each Unit is expected to be equal to a 50% discount from the price which is the lesser of: (a) $0.1493; and (b) the 10-day volume-weighted average trading price for Response’s common shares for the period ending and including the date of the final Canadian prospectus relating to the Offering.  Subject to adjustment in accordance with their terms, each Warrant will enable the holder thereof to acquire one common share of Response at an exercise price per common share equal to the price at which rights may be exercised for a period of five years after the closing of the Offering.

The final terms of the Offering, including the exercise price for the rights and the number of rights being issued for each common share will be determined and disclosed in the final prospectus relating to the Offering.

In connection with the Offering, Response has executed a non-binding letter of intent with OrbiMed Advisors LLC (“OrbiMed”) in which OrbiMed has indicated that it expects certain of its affiliates (the “Standby Purchasers”) to make a financing commitment to purchase at least $5 million of the Units not otherwise purchased pursuant to the exercise of rights under the Offering (including Units subscribed for by the Standby Purchasers pursuant to their basic subscription privilege under the Offering); provided that if the exercise of the subscription privileges in the Offering would otherwise cause the gross proceeds from the sale of Units to exceed $8 million, the Standby Purchasers’ obligations will be reduced on a proportionate basis.  Response expects to enter into binding agreements with the Standby Purchasers prior to the filing of the final prospectus and the terms of such agreements will be disclosed in the final prospectus.

Response currently expects the final prospectus relating to the Offering to be mailed to shareholders eligible to participate in the Offering before the end of November, 2011 and the Offering to be completed before the end of December, 2011. The Offering and the issuance of securities described herein are subject to regulatory approval, including that of the Toronto Stock Exchange.

The Offering will be made only in the provinces and territories of Canada and, subject to compliance with applicable law, certain other jurisdictions where such offering is permitted to be made (the “Eligible Jurisdictions”). The Offering is not an offering of Units for sale in any jurisdiction outside the Eligible Jurisdictions. The final prospectus will disclose the procedures and restrictions relating to participation in the Offering by shareholders resident outside of Canada.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein in the United States or to or for the account or benefit of a U.S. person (a “U.S. Person”), as defined under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or a person in the United States.  The securities described herein have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to or for the account or benefit of a U.S. Person or a person in the United States absent registration under the U.S. Securities Act and applicable state securities laws, or absent an available exemption from such registration requirements.

Statements contained in this news release relating to future results, events or developments, including, but not limited to, statements regarding the Offering, the number of securities issuable under the Offering, whether or not the Standby Purchasers will enter into a definitive agreement with Response with respect to the standby commitment, the expected timeline for mailing a prospectus to shareholders and concluding the Offering, and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S. and Canadian securities laws. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations, our ability to complete the Offering, and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, and other factors referenced in our amended annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Contacts

Response Biomedical Corporation:
Patricia Massitti, 604-456-6010
VP, Administration & Corporate Communications
pmassitti@responsebio.com